UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2004

Commission File Number: 333-98397

LINGO MEDIA INC.

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151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Trading Symbols (LMD:TSX V; LNGMF:OTC BB) 151 Bloor Street West, Suite 890 Toronto Ontario Canada M5S 1S4 T el : (416) 927-7000 Fax : (416) 927-1222 www.lingomedia.com
PRESS RELEASE	FOR IMMEDIATE RELEASE

LINGO MEDIA ELECTS NEW DIRECTORS

China Expansion Plan Strengthened by New Board

Toronto, Canada, July 12, 2004 - Lingo Media Inc. (LMD:TSX V; LNGMF:OTC BB) (the "Company" or "Lingo Media"), a leading educational publisher in China, is pleased to announce the election of three new directors to its board at its annual shareholders meeting, held June 30th, 2004.  The new directors with their extensive experience will play a key role in implementing the Company’s previously announced China expansion plan.

Lingo Media’s strategic plan remains on course to expand its business in China through the establishment and/or acquisition of an educational product distribution company by the end of this year.  Under World Trade Organization market reforms, the Chinese government will open up its publishing and media sectors as of December 2004, when it is set to allow foreign companies to own up to 100% of businesses engaged in the wholesale distribution of books, newspapers and magazines.

The trio of new directors includes a former top executive of publishing giant Simon & Schuster, a senior representative of China Central Television, and Lingo Media’s Chief Financial Officer.

“Lingo Media’s ability to attract these individuals to its board is a testament to our achievement as a leading educational publisher in China,” said Michael Kraft, President & CEO of Lingo Media.  “Our new board members add significant experience in educational publishing and in conducting business in China.  They have a clear understanding of the growth opportunities the new market reforms present to Lingo Media.”

The new directors are:

John P. Schram, a seasoned publishing executive, provides Lingo Media with senior industry experience. Mr. Schram is currently President & CEO of We Care Health Services Inc., Canada’s largest national home health services company.  Previously, Mr. Schram has held the position of President & CEO with a number of Canadian and US educational publishing companies including Simon & Schuster (School Publishing) from 1992 to 1996 and Prentice Hall Canada Limited prior thereto.  Mr. Schram received an Honours BA in Business Administration from Wilfred Laurier University in 1966.

Bailing Xia brings extensive knowledge and understanding of Chinese business practices and maintains a wide network of contacts within the Chinese media, education and publishing sectors.  He is currently the Chief Representative in North America for China Central Television (CCTV) for education, science, technology, culture, and health programs.  Mr. Xia also serves as an advisor to the Chinese Medical Association and to the Chairman of Beijing Concord College of Sino-Canada.  Mr. Xia graduated with an Economics BA from Anhui University in 1979 and from the Sino-American Scientific Technology, Industry, and Business Administration Program in 1981.

Khurram R. Qureshi, Chief Financial Officer of Lingo Media since 1997, brings over 15 years of corporate finance and accounting experience to the board.  Mr. Qureshi has served as an officer and/or director of numerous private and publicly traded companies.  Mr. Qureshi graduated from York University (Toronto) with a Bachelors Degree in Business Administrative Studies and qualified as a Chartered Accountant in 1990.

Re-elected for another term as directors of the Company were Michael P. Kraft, Richard J.G. Boxer, Scott Remborg, and Chen Geng.

At the annual meeting, the shareholders also approved an amendment to Lingo Media's 2000 Stock Option Plan (the “Plan”) to fix the maximum number of common shares reserved for issuance under the Plan at 4,791,954 shares.  The current number of issued and outstanding shares are 23,959,770.

The amendment to the Plan is subject to the approval of the TSX Venture Exchange.

About Lingo Media Inc.

Lingo Media is a leading publisher of English language learning programs in China, incorporating print, audio/video cassette and CD-based products for students and teachers from pre-school through university.  Founded in 1996, Lingo Media has an established presence in the Chinese educational market of more than 200 million English language students.  To date, over 60 million units from Lingo Media's library of more than 200 program titles have been published and sold in China.

For further information, contact:

For Lingo Media Inc.

Gerry Belanger Jr., Corporate Development

Tel: (416) 927-7000, ext. 28

Toll Free Tel: (866) 927-7011

Email: gbelanger@lingomedia.com

To learn more, visit www.lingomedia.com

Portions of this press release include "forward-looking statements", which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report 20-F and other reports filed with the Securities and Exchange Commission.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA INC.

July 12, 2004

By: “Michael Kraft”_________

Michael Kraft

President and Chief Executive Officer